                           [CAMPBELL RESOURCES LOGO]






                                QUARTERLY REPORT



                                        1



                           FOR THE FIRST QUARTER ENDED
                                 MARCH 31, 2002

MESSAGE TO SHAREHOLDERS


We are pleased to report our results for the first quarter ended March 31, 2002.

The highlight of this quarter was the resumption of operations at the Joe Mann Mine. Our full workforce is now in place and we are ramping up production. During this quarter, we processed approximately 20,000 tons of ore, resulting in the recovery of 3,400 ounces of gold and 65,000 pounds of copper.

We continued our development and exploration programs at Joe Mann Mine with a view to increasing reserves and ensuring the longevity of the mine. An amount of almost $4 million was spent on these programs during the quarter, of which $1 million qualified for a grant from the Quebec Ministry of Natural Resources. We expect to receive an additional amount of $1 million in 2002 from the same Ministry. In addition, the Company has received a $4 million operating line from Investissement Quebec in connection with the development program at the Joe Mann Mine.

We are achieving good progress with our development activities at the Copper Rand Mine. We have completed the deepening of the shaft and the necessary modifications to the hoisting facilities. We expect to begin work on the decline ramp to reach the ore body at the beginning of July. Through MSV Resources, Campbell is the operator of Copper Rand Mine, in which it holds a 26% interest. At March 31, 2002, the Copper Rand Corporation had spent a total of $12,362,222 on this project.

During this first quarter, we also completed an airborne geophysical survey of our properties in the Chibougamau area. In addition to anomalies already known to our geologists, the survey identified another fifteen anomalies worthy of further exploration. Fieldwork is scheduled to begin in the summer.

Subsequent to the end of the first quarter, progress continued at the Joe Mann Mine, although impacted by access difficulties due to spring road restrictions and mechanical breakdowns. These problems are now resolved and operations are meeting the objective of 1,040 tons per day on a more consistent basis. In addition, subsequent to quarter end, we have announced private placements for gross proceeds of $5,900,000 which will be used for general corporate purposes.

Overall, we are very satisfied with the progress achieved to date. We are confident that the elements are in place for continued improvements during the remainder of the year.



       /s/ Andre Y. Fortier
-------------------------------------
Andre Y. Fortier
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Expressed in Canadian dollars unless otherwise stated)



FORWARD-LOOKING STATEMENTS

This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Company's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


OVERVIEW

Campbell recorded a loss of $0.7 million or $0.02 per share in the first quarter compared to a loss of $2.0 million or $0.13 per share for the first quarter of 2001.

During the first quarter of 2002, Campbell continued the development and exploration programs initiated at the Joe Mann Mine in November 2001. An amount of close to $4 million was spent on these programs during this first quarter. A total of 3,436 ounces of gold have been produced of which a total 2,867 ounces were sold during the period. Revenues amounted to $1.4 million. The exploration expenditures qualified for a $1 million grant from the Ministry of Natural Resources. An additional amount of $1 million should be received during the year under the same program.

The Company executed an airborne geophysical survey on its properties in Chibougamau. In addition to the anomalies already known to its geologists, the survey identified some 15 anomalies worthy of further explorations.

Development activities at the Copper Rand Mine realized good progress. Deepening of the shaft proceeded without any significant problem. At March 31, 2002, a total of $12,362,222 has been spent on the project by Corporation Copper Rand. Through MSV Resources, Campbell is the operator and has a 26% interest in Copper Rand. It is expected to complete the deepening of the shaft by the end of May and to begin the development of the decline in July.

The care and maintenance expense in the first quarter of 2002 of $124,000 related to the properties in Mexico which were sold on January 31, 2002, and to the maintenance of the mining claims on the properties in Quebec. For the same quarter of the previous year, care and maintenance costs totalled an amount of $1,331,000, including those related to the Joe Mann Mine.

LIQUIDITY AND CAPITAL RESOURCES

The negative cash flow from operations of $0.6 million in the first quarter 2002 is related to the investment made in the development and exploration programs at Joe Mann Mine. This negative cash flow from operations for the same quarter of the previous year was $1.6 million.

A loss of $274,000 in regard to the sale of Oro de Sotula, S.A. de C.V. was accounted for this quarter. In March 2002, the Corporation entered into an option agreement to sell its other Mexican subsidiary, Recursos Escondidos, S.A. de C.V., holder of the Roca Roja Property, to International Coromandel Resources Ltd. ("Coromandel"). It is expected that the sale will close by the end of May 2002. As consideration for the sale, the Corporation will receive 50,000 common shares of Coromandel, a 1% net smelter returns royalty and a royalty of US$0.10 per ton of ore mined up to a maximum of US$2 million in respect of any future operations on the property. Coromandel will assume full liability for proper abandonment and reclamation of the Roca Roja property and will indemnify that Corporation with respect to all environmental obligations. With the completion of this sale, the Corporation's mineral properties will all be located in the Province of Quebec.

The Company's principal sources of liquidity on a short term basis are the future cash flows from the Joe Mann Mine and private placements amounting to $5.9 million. The Company is subject to the normal risks and uncertainties associated with mining, including fluctuations in gold prices, the relative U.S./Canadian exchange rates, the ability of the Company to meet its production estimates and any unforeseen environmental problems.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)


                                                     MARCH 31,     December 31,
                                                          2002             2001
                                                             $                $
                                                     ---------     ------------
ASSETS
Current assets
  Cash and short-term deposits                           1,143            2,761
  Short-term investments at market value                    22               22
  Bullion settlements and other receivables              4,530            2,435
  Notes receivable (note 3)                                569            1,037
  Inventories (note 2)                                   3,710            4,664
  Prepaids                                                 524              517
                                                       -------          -------
                                                        10,498           11,436

Notes receivable                                        11,697           12,266

Investment                                               6,500            6,500
Restricted deposits and swap agreement                  48,697           48,629
Future income tax assets                                 3,375            3,375
Mining interests (note 4)                               26,612           25,365
Accrued benefit assets                                   1,707            1,707
Other assets                                             1,044            1,078
                                                       -------          -------
                                                       110,130          110,356
                                                       -------          -------

LIABILITIES

Current liabilities
  Accounts payable                                       5,204            2,482
  Accrued liabilities                                    2,957            3,436
  Future income tax liabilities                            141              141
                                                       -------          -------
                                                         8,302            6,059

Reclamation and site restoration accruals                7,297            8,084
Long-term debt (note 5)                                 56,108           55,974
Future income tax liabilities                            3,234            3,234
Deferred royalty                                        14,173           14,340
Other liabilities                                            -              563
                                                       -------          -------
                                                        89,114           88,254
                                                       -------          -------

SHAREHOLDERS' EQUITY

  Capital stock (note 6)                                25,550           24,620
  Foreign currency translation adjustment                   12            1,337
  Deficit                                               (4,546)          (3,855)
                                                       =======          =======
                                                        21,016           22,102
                                                       =======          =======
                                                       110,130          110,356
                                                       =======          =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)



FOR THE THREE MONTHS ENDED MARCH 31,                       2002            2001
------------------------------------                       ----            ----
                                                              $               $
METAL SALES                                                   -               -

Expenses
  Mining                                                      -               -
  General administration                                    488             488
  Depreciation and amortization                              12               6
  Restauration                                               67               -
  Care and maintenance                                      124           1,331
                                                          -----           -----
                                                            691           1,825
                                                          -----           -----
Loss from operations                                       (691)         (1,825)
                                                          -----           -----
Other income (expense)
  Other income                                              158              16
  Metal sales adjustment previous year                        -            (118)
  Convertible debenture interest expense                   (146)            (73)
                                                          -----           -----
                                                             12            (175)
                                                          -----           -----
Loss before taxes                                          (679)         (2,000)

Income and mining tax                                       (12)            (31)
                                                          -----           -----
NET LOSS                                                   (691)         (2,031)
                                                          -----           -----
LOSS PER SHARE                                            (0.02)          (0.13)
                                                          =====           =====


CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

(Expressed in thousands of Canadian dollars)



FOR THE THREE MONTHS ENDED MARCH 31,                     2002              2001
-----------------------------------                      ----              ----
                                                            $                 $
BALANCE AT BEGINNING OF PERIOD                         (3,855)         (113,145)
Change in accounting policy (note 2)                        -                 -
Net loss                                                 (691)           (2,031)
                                                       ------          --------
BALANCE AT END OF PERIOD                               (4,546)         (115,176)
                                                       ======          ========

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of Canadian dollars)


FOR THE THREE MONTHS ENDED MARCH 31,                      2002             2001
                                                          ----             ----
                                                             $                $
OPERATING ACTIVITIES
Net loss                                                  (691)          (2,031)
  Items not involving cash
  Depreciation and amortization                             12                6
  Gain on disposal of mining interests                     (12)               -
  Loss on sale of a subsidiary                             274                -
  Other                                                    (41)             257
Net change in non-cash operating working capital          (161)             201
                                                         -----            -----
                                                          (619)          (1,567)
                                                         -----            -----
FINANCING ACTIVITIES
Issues of capital stock                                    570                -
Other                                                       62                -
                                                         -----            -----
                                                           632                -
                                                         -----            -----
INVESTING ACTIVITIES
Expenditures on mining interests                        (1,676)               -
Proceeds from disposal of mining property                   44                -
                                                         -----            -----
                                                        (1,632)               -
                                                         -----            -----
Effect of exchange rate change on cash
  and short-term deposits                                    -              110
                                                         -----            -----
Decrease in cash and short-term deposits                (1,618)          (1,457)
Cash and short-term deposits at beginning of period      2,761            4,548
                                                         -----            -----
CASH AND SHORT-TERM DEPOSITS AT END OF PERIOD            1,143            3,091
                                                         -----            -----


Change in non-cash working capital
  Bullion settlements and other receivables             (2,173)             414
  Notes receivable                                       1,037                -
  Inventories and prepaids                                (973)             186
  Accounts payable and accrued liabilities               1,948             (399)
                                                         -----            -----
                                                          (161)             201
                                                         -----            -----
Supplementary Information
  Shares issued in payment of debt                         360                -
  Accrued royalty                                         (167)               -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001


1.   DESCRIPTION OF BUSINESS

     Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the Laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of mining and the exploration and development of gold and natural resource of mining properties.

     The unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period presented. The unaudited financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all the information and note disclosures required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and related footnotes included in the Company's Annual Report on form 20-F for the year ended December 31, 2001.

     The financial statements are prepared in accordance with accounting generally accepted in Canada and, except as described in note 8, conform in all material accounting principles generally accepted in the United States.

     The results of operations for the first three months of the year are not necessarily indicative of the results to be expected for the full year.


2.   INVENTORIES

                                                          2002             2001
                                                         -----            -----
                                                           $                $

     Materials and supplies                              2,750            4,383
     Work-in-process                                       960                -
                                                         -----            -----
                                                         3,710            4,383
                                                         =====            =====



3.   NOTES RECEIVABLE

                                                         2002              2001
                                                        ------            -----
                                                           $                $
     Notes receivable, bearing interest at a rate of
       6.25% annually
          Maturing December  31, 2011                   11,697                -
                                                        ======            =====

4.   MINING INTERESTS


                                                                     2002                            2001
                                                     --------------------------------------        --------
                                                                 Accumulated
                                                                 Depreciation
                                                                     and           Net Book        Net Book
                                                      Cost       Amortization       Value           Value
                                                     -------     ------------      --------        --------
                                                        $             $               $               $

     Property, plant and equipment                    30,056        13,247          16,809          14,423
     Mining properties                               118,463       108,660           9,803             790
                                                     -------       -------          ------          ------
                                                     148,519       121,907          26,612          15,213
                                                     =======       =======          ======          ======



5.   LONG-TERM DEBT

                                                                                     2002            2001
                                                                                    ------          ------
                                                                                      $               $
     Guaranteed Subordinate Debentures, bearing interest
       at varying rates, repayable at maturity in 2007 (a)                          38,000               -

     Guaranteed Non-Cumulative Redeemable Retractable
       Preferred Shares of the subsidiary, with a nominal
       value of $12,000,000 (a)                                                     10,697               -
                                                                                    ------           -----
                                                                                    48,697               -

     Convertible Subordinated Debentures bearing
       interest at 7.5% (b)                                                          4,067           4,021

     Convertible Debentures with interest accrued
       thereon of $194,000 (c)                                                       3,344               -
                                                                                    ------           -----
                                                                                    56,108           4,021
                                                                                    ======           =====


     a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

          In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement ("Exchange Agreement") with a major international bank. The Exchange Agreement provides for interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in deposits with the counterparty to the Exchange Agreement, which deposits have been assigned to secure all payments due under the Exchange Agreement (Note 6).

          The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

     b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

          During 2002, debenture holders converted US$nil (2001 - US$25,000) of debenture principal into common shares of the Company, resulting in a balance outstanding at March 31, 2002 of US$2,551,000 (2001 - US$2,551,000).

     c) The debentures are unsecured, bear interest at 8% annually plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return (NSR), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable up to 20% of capital on July 1, 2004, up to 40% on July 1, 2005 and up to 40% on July 1, 2006 or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.



6.   CAPITAL STOCK

     a)   Authorized shares

          Preference shares - unlimited, issuable in series, without par value

          Common shares - unlimited

     b)   Issued and outstanding shares (in thousands)

                                                                     2002                     2001
                                                             --------------------      -------------------
                                                             Shares        Amount      Shares       Amount
                                                             ------        ------      ------      -------
                                                                              $                       $
     Common shares
       Balance at beginning of year                          32,562        24,620      15,784      125,355
     Issued
       Conversion of
         convertible debentures                                   -             -           5           37
       Repayment of liabilities                                 500           360           -            -
       Exercise of warrants                                   1,163           570           -            -
                                                             ------        ------      ------      -------
       Balance at end of year                                34,225        25,550      15,789      125,392
                                                             ======        ======      ======      =======

     c)   Warrants and options

          o In consideration for the financial support received by one subsidiary, from Societe de developpement de la Baie James in the past years, the Company is committed to issue 153,310 warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.435 per share, until October 8, 2003.

          o In regard to the financing of the Copper Rand mine development, Investissement-Quebec carries a five-year option entitling it to subscribe to a maximum of 25,000 shares of CCR at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

          o Options to purchase 100,000 common shares of the Company up to December 31, 2003 at $0.52 were granted in consideration of services to be rendered to the Company.


7.   COMMITMENTS AND CONTINGENCIES

     a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

     b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration of the issuance of 800,000 common shares of the Company for an amount of $432,000. The royalty will be reduced to a graduated net smelter return royalty increasing from 1.5% at gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of Cdn$500,000, a royalty of 1% will be paid only if the gold price is at US$350 or greater.

     c) As the promoter and operator of the Copper Rand mine, a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement-Quebec to CCR. At March 31, 2002, there is no outstanding loan.

     d) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions and expenditures to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                                                          2002           2001
                                                                                         -----          -----
                                                                                           $              $
     Reconciliation of net loss
       Net loss - Canadian GAAP                                                           (690)        (2,031)
       Adjustments:
         Exploration expenses (b)                                                         (101)             -
                                                                                         -----          -----
       Net loss - United States GAAP                                                      (791)        (2,031)
       Foreign currency translation                                                      1,322              -
                                                                                         -----          -----

       Comprehensive income (loss) - United States GAAP                                    531         (2,031)
                                                                                         =====          =====

       Basic and fully diluted earning (loss) - United States GAAP                        0.01          (0.13)
                                                                                         =====          =====



                                                                                          2001           2000
                                                                                        ------         ------
                                                                                           $              $

     Reconciliation of shareholders' equity
       Shareholders' equity - Canadian GAAP                                             21,017         11,558

         Adjustments:
           Write-down of mining interests (a)                                           (1,957)        (1,957)
           Exploration expenses (b)                                                       (631)             -
         Derivative instruments (c)                                                       (584)             -
         Capital stock (d)                                                              (1,481)             -
         Warrants of the entity subject to
               significant influence (e)                                                   485              -
                                                                                        ------         ------
           Shareholders' equity - United States GAAP                                    16,849          9,601
                                                                                        ======         ======




     a)   Write-down of mining interests

          Under Canadian GAAP, capital assets should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP if the future discounted net cash flows is less than the carrying amount the capital asset should be written down to its fair value.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     b)   Exploration expenses

          Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or, an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.

     c)   Derivative instruments

          During 2001, the Company signed an amendment to the existing Collective Agreement whereby the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Under Canadian GAAP, no value was assigned to this embedded derivative. Under United States GAAP (SFAS 133), the related derivative is evaluated at its fair value as at March 31, 2002 and the resulting charge of $584,000 would be recorded in current earnings.

     d)   Capital stock

          Under Canadian GAAP, the value assigned to the common shares issued in consideration of business is based upon the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001).

     e)   Warrants of the entity subject to significant influence

          Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity subject to significant influence, for which the Company has granted an automatic conversion feature (the "Conversion") into common shares of the Company. Under United States GAAP, the fair value of the Conversion is recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. As at March 31, 2002, the adjustment of $485,000 represent the fair value of the conversion feature.

     f)   Future accounting changes

          In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that all business combinations be accounted for under the purchase method and defines the criteria for identifying intangible assets for recognition apart from goodwill. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the acquisition date is July 1, 2001 or later. The Company adopted SFAS No. 141 effective July 1, 2001.

          Also in June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses the accounting and reporting of acquired goodwill and other intangible assets. SFAS No. 142 discontinues amortization of acquired goodwill and instead requires annual impairment testing of acquired goodwill. Intangible assets will be amortized over their useful economic life and tested for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets with an indefinite useful economic life should not be amortized until the life of the asset is determined to be finite. Management has determined that the adoption of this new standard will have no material impact on earnings.

          In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of the adoption.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001 and the Company does not expect any significant impact upon adoption.

CORPORATE INFORMATION

EXECUTIVE OFFICE
----------------

CAMPBELL RESOURCES INC.
Suite 1405
1155 University Street
Montreal QC  H3B 3A7
CANADA
Tel.: (514) 875-9033
Fax:  (514) 875-9764

Andre Y. Fortier,
President and Chief Executive Officer
Tel.: (514) 875-9037
E-mail: afortier@campbellresources.com


TORONTO OFFICE
--------------

CAMPBELL RESOURCES INC.
Canada Trust Tower, BCE Place
161 Bay Street, Suite 3750
P.O. Box 703
Toronto ON  M5J 2S1
CANADA
Tel.: (416) 366-5201
Fax:  (416) 367-3294

Lorna D. MacGillivray,
Vice President, Secretary and
General Counsel
Tel.: (416) 366-5201
E-mail: lmacgillivray@campbellresources.com


MINING OFFICE
-------------

RESSOURCES CAMPBELL INC.
CP 8000
Chibougamau QC  G8P 2X8
CANADA
Tel.: (418) 748-7691
Fax:  (418) 748-7696


STOCK EXCHANGE LISTING & QUOTATION
----------------------------------

The Toronto Stock Exchange: CCH
OTC Bulletin Board CBLRF


INVESTOR CONTACT:
-----------------

Andre Fortier,
President and Chief Executive Officer
Tel.:  (514) 875-9037
Fax:   (514) 875-9764
E-mail: afortier@campbellresources.com


TRANSFER AGENT
--------------

NATIONAL BANK TRUST
1100 University Street, 9th Floor
Montreal QC  H3B 2G7
CANADA
Tel.: 1 (800) 341-1419 (toll free)
        (514) 874-7171 (Montreal area)
                            www.campbellresources.com